Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2022 RESULTS

•	Revenue up 4% compared to the prior year, or 7% at constant currency, to $1.1 billion, driven by significantly higher Global Gaming product sales; revenue and profit aligned with historic peak levels

•	Operating income of $252 million; operating income margin of 24% exceeds outlook by 200 basis points

•	Adjusted EBITDA of $433 million matches prior year's record level at constant currency; 41% adjusted EBITDA margin among the highest level in Company history

•	Returned a record $80 million to shareholders via cash dividend and share repurchases for second consecutive quarter

•	Reaffirming full-year 2022 revenue and profit outlook

LONDON – May 10, 2022 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2022. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

"The first quarter results clearly reflect the power of our portfolio," said Vince Sadusky, CEO of IGT, "The quarter's strong margin profile highlights the long-term recovery of the gaming business as well as increased levels of lottery play from pre-COVID periods. The Company's initiatives around a simplified corporate structure have resulted in strong liquidity as we continue to invest in product development and return capital to shareholders."

"This quarter marks excellent progress on the profitable growth trajectory outlined at our November 2021 Investor Day. The benefits we are realizing from continued discipline around cost and cash flow management are evident in profit margins that are among the highest in the last three years and in significantly lower interest expense," said Max Chiara, CFO of IGT. "We are on pace with our leverage target for the year and expect further improvement with the expected proceeds from the announced asset disposition."

Overview of Consolidated First Quarter 2022 Results

	Quarter Ended		Y/Y	Constant
All amounts from continuing operations	March 31,		Change	Currency
	2022	2021	(%)	Change (%)
($ in millions)
GAAP Financials:
Revenue
Global Lottery	680	749	(9)%	(6)%
Global Gaming	325	228	42%	43%
Digital & Betting	47	38	24%	24%
Total revenue	1,051	1,015	4%	7%

Operating income (loss)
Global Lottery	252	337	(25)%	(21)%
Global Gaming	52	(26)	NA	NA
Digital & Betting	13	7	101%	100%
Corporate support expense	(26)	(19)	(34)%	(43)%
Other(1)	(38)	(39)	1%	1%
Total operating income	252	260	(3)%	2%
Operating income margin	24%	26%

Net cash provided by operating activities	189	251	(25)%

Cash and cash equivalents	600	748	(20)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	356	447	(20)%	(17)%
Global Gaming	81	8	NM	NM
Digital & Betting	17	10	63%	63%
Corporate support expense	(21)	(16)	(27)%	(38)%
Total Adjusted EBITDA	433	450	(4)%	—%
Adjusted EBITDA margin	41%	44%

Free cash flow	115	204	(43)%

Net debt	5,832	7,069	(17)%

(1) Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:

•	Secured three-year lottery contract extension with the Missouri Lottery; awarded multi-year instant ticket contract with Lotto Baden-Württemberg in Germany

•	Executed broad patent cross-licensing agreement with Aristocrat Leisure Limited

•	Recently signed agreement with Atlantic Lottery Corporation to provide 1,375 CrystalDual® 27 video lottery terminals

•	Launched high-performing IGT PlayCasino games in West Virginia, expanding digital footprint to five U.S. states, and in Ontario, as market expands to include commercial operators

•	Extended sports betting momentum through strategic agreements with Meruelo Gaming LLC and Kalispel Casino

•	Recently won "Casino Supplier of the Year" at Global Gaming Awards London and "Multi-Channel Supplier of the Year" at International Gaming Awards

•	PeakSlant32™ cabinet, Regal Riches™ slot game, Floor Manager™ systems solution, and Diversity and Inclusion achievements receive top honors at The Casino Awards 2022

•	Earned "Best Place to Work for LGBTQ+ Equality" designation by Human Rights Campaign Foundation

•	Joined the Science Based Targets initiative (SBTi), officially pledging to set targets to reduce greenhouse gas emissions

Financial Highlights:

Consolidated revenue of $1.1 billion, up 4% as reported and 7% at constant currency, from $1.0 billion in the prior year

•	Global Lottery revenue of $680 million compared to $749 million in the prior-year period, which included $95 million in prior-year benefits from Italy gaming hall closures, higher multi-state jackpot activity, and incentive accruals related to LMA agreements; 4% increase year-over-year excluding said benefits

•	Global Gaming revenue increases 42% to $325 million, driven by significantly higher product sales revenue and higher active installed base units

•	Digital & Betting revenue up 24% to $47 million, as double-digit growth across activities continues; year-over-year increase driven by market expansion, organic growth, and timing of jackpots

Operating income of $252 million, compared to $260 million in the prior year, down 3% as reported but up 2% at constant currency

•	Global Lottery operating income down, primarily due to about $80 million in prior-year benefits referenced above

•	Increased high-margin intellectual property royalties in Global Gaming and lower jackpot accruals in Digital & Betting

•	Disciplined cost management

Adjusted EBITDA of $433 million, compared to $450 million in the prior-year period, matches prior year's record level at constant currency; Adjusted EBITDA margin of 41%, among the highest in Company history

Net interest expense of $76 million compared to $94 million in the prior year, driven by lower average debt balances and interest rates

Provision for income taxes of $65 million compared to $148 million in the prior year, primarily due to lower pre-tax income and a decrease in incremental valuation allowances on deferred tax assets

Net income of $117 million versus $138 million in the prior-year period, driven by a reduction in foreign exchange gains, partially offset by lower income taxes and cost of debt

Net debt of $5.8 billion compared to $5.9 billion at December 31, 2021; Net debt leverage of 3.5x, stable compared to December 31, 2021

Cash and Liquidity Update

•	Total liquidity of $2.3 billion as of March 31, 2022; $600 million in unrestricted cash and $1.7 billion in additional borrowing capacity

Other Developments

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share

•	Ex-dividend date of May 23, 2022

•	Record date of May 24, 2022

•	Payment date of June 7, 2022

On April 11, 2022, the Company announced an agreement to acquire iSoftBet, a leading iGaming content provider and third-party game aggregator, for €160 million; transaction expected to close during the second quarter of 2022

In February 2022, the Company announced an agreement to sell its Italian proximity payment/commercial services business for €700 million; transaction expected to close during the third quarter of 2022

In January 2022, the Company announced several Executive and Board leadership changes including the retirement of Lorenzo Pellicioli as Chairperson of the Board of Directors, appointment of Marco Sala as Executive Chair of the Board of Directors, Vincent Sadusky as CEO and Executive Director, and Maria Pinelli and Ashley M. Hunter as members of the Board of Directors

Reaffirming Full-year Revenue and Profit Outlook; Introducing Second Quarter 2022 Outlook

Full Year

•	Revenue of $4.1 billion - $4.3 billion

•	Operating income margin of 20% - 22%

•	Cash from operations of $850 - $1,000 million

•	Capital expenditures of ~$400 million

Second Quarter

•	Revenue of $1.0 billion - $1.1 billion

•	Operating income margin of 20% - 22%

Outlook based on EUR/USD exchange rate of 1.12; excludes impact from sale of Italian commercial services business

Earnings Conference Call and Webcast

May 10, 2022, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2022 are calculated using the same foreign exchange rates as the corresponding 2021 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures

Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses, net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside
U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 06 5189 9184; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

						Sequential
				Constant		Change as
			Y/Y Change	Currency		Reported
GLOBAL LOTTERY	Q1'22	Q1'21	(%)	Change (%)(1)	Q4'21	(%)
Revenue
Service
Operating and facilities management contracts	599	695	(14)%	(11)%	608	(1)%
Upfront license fee amortization	(49)	(52)	7%	—%	(50)	3%
Operating and facilities management contracts, net	551	643	(14)%	(11)%	558	(1)%
Other	84	83	2%	9%	87	(4)%
Total service revenue	635	725	(13)%	(9)%	646	(2)%

Product sales	45	23	95%	105%	42	8%
Total revenue	680	749	(9)%	(6)%	687	(1)%

Operating income	252	337	(25)%	(21)%	217	16%
Adjusted EBITDA(1)	356	447	(20)%	(17)%	336	6%

Global same-store sales growth (%)
Instant ticket & draw games	(6.7)%	27.4%			6.6%
Multi-jurisdiction jackpots	(40.0)%	94.7%			21.7%
Total	(10.3)%	32.4%			7.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(3.9)%	20.9%			6.3%
Multi-jurisdiction jackpots	(40.0)%	94.7%			21.7%
Total	(9.0)%	27.8%			7.8%

Italy same-store sales growth (%)
Instant ticket & draw games	(14.5)%	52.2%			7.7%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

							Sequential
				Constant			Change as
			Y/Y Change	Currency			Reported
GLOBAL GAMING	Q1'22	Q1'21	(%)	Change (%)(1)	Q4'21		(%)
Revenue
Service
Terminal	108	90	20%	20%	109		(2)%
Systems, software, and other	58	49	18%	19%	54		7%
Total service revenue	165	139	19%	20%	163		1%

Product sales
Terminal	104	62	69%	70%	110		(5)%
Other	55	28	99%	101%	48		16%
Total product sales revenue	160	90	78%	80%	158		1%
Total revenue	325	228	42%	43%	321		1%

Operating income (loss)	52	(26)	NA	NA	36		43%
Adjusted EBITDA(1)	81	8	NM	NM	66		23%

Installed base units
Casino	47,237	48,230	(2)%		47,732
Casino - L/T lease(2)	1,142	1,135	1%		1,117
Total installed base units	48,379	49,365	(2)%		48,849

Installed base units (by geography)
US & Canada	32,772	34,138	(4)%		33,437
Rest of world	15,607	15,227	2%		15,412
Total installed base units	48,379	49,365	(2)%		48,849

Yields (by geography)(3), in absolute $
US & Canada	$39.05	$32.27	21%		$38.95
Rest of world	$5.77	$2.58	124%		$5.39
Total yields	$28.19	$22.93	23%		$28.27

Global machine units sold
New/expansion	328	884	(63)%		(11)
Replacement	6,848	3,521	94%		7,377
Total machine units sold	7,176	4,405	63%		7,366

US & Canada machine units sold
New/expansion	18	620	(97)%		(452)	(4)
Replacement	5,299	2,276	133%		5,547
Total machine units sold	5,317	2,896	84%		5,095

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

(2) Excluded from yield calculations due to treatment as sales-type leases

(3) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to lower active units in the prior year

(4) Negative units due to reclass between New/expansion and Replacement units

						Sequential
				Constant		Change as
			Y/Y Change	Currency		Reported
GLOBAL GAMING (Continued)	Q1'22	Q1'21	(%)	Change (%)(1)	Q4'21	(%)
Rest of world machine units sold
New/expansion	310	264	17%		441
Replacement	1,549	1,245	24%		1,830
Total machine units sold	1,859	1,509	23%		2,271

Average Selling Price (ASP), in absolute $
US & Canada	$14,800	$13,900	6%		$15,300
Rest of world	$12,300	$13,700	(10)%		$13,400
Total ASP	$14,200	$13,800	3%		$14,700

Gaming Systems Revenue	43	30	42%		42

						Sequential
				Constant		Change as
			Y/Y Change	Currency		Reported
DIGITAL & BETTING	Q1'22	Q1'21	(%)	Change (%)(1)	Q4'21	(%)
Revenue
Service	47	37	27%	27%	41	14%
Product sales	—	1	(72)%	(71)%	1	(51)%
Total revenue	47	38	24%	24%	42	13%

Operating income	13	7	101%	100%	5	167%
Adjusted EBITDA(1)	17	10	63%	63%	9	89%

CONSOLIDATED
Revenue (by geography)
US & Canada	598	542	10%	10%	591	1%
Italy	298	348	(14)%	(8)%	305	(2)%
Rest of world	155	124	25%	31%	154	1%
Total revenue	1,051	1,015	4%	7%	1,050	—%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended
	March 31,
	2022	2021
Service revenue	846	901
Product sales	205	114
Total revenue	1,051	1,015

Cost of services	428	441
Cost of product sales	122	73
Selling, general and administrative	193	186
Research and development	57	55
Total operating expenses	799	755

Operating income	252	260

Interest expense, net	76	94
Foreign exchange gain, net	(3)	(145)
Other (income) expense, net	(3)	25
Total non-operating expenses (income)	70	(27)
Income from continuing operations before provision for income taxes	182	287
Provision for income taxes	65	148
Income from continuing operations	117	138
Income from discontinued operations, net of tax	—	11
Net income	117	149
Less: Net income attributable to non-controlling interests from continuing operations	38	59
Less: Net loss attributable to non-controlling interests from discontinued operations	—	(2)
Net income attributable to IGT PLC	79	92

Net income from continuing operations attributable to IGT PLC per common share - basic	0.39	0.39
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.39	0.38
Net income attributable to IGT PLC per common share - basic	0.39	0.45
Net income attributable to IGT PLC per common share - diluted	0.39	0.44
Weighted-average shares - basic	203,743	204,857
Weighted-average shares - diluted	205,166	206,504

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	600	591
Restricted cash and cash equivalents	85	218
Trade and other receivables, net	714	903
Inventories	208	183
Other current assets	594	589
Assets held for sale	672	4
Total current assets	2,873	2,487
Systems, equipment and other assets related to contracts, net	904	937
Property, plant and equipment, net	114	119
Operating lease right-of-use assets	267	283
Goodwill	4,358	4,656
Intangible assets, net	1,360	1,413
Other non-current assets	1,373	1,429
Total non-current assets	8,376	8,836
Total assets	11,249	11,322

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	783	1,035
Short term borrowings	40	52
Other current liabilities	899	828
Liabilities held for sale	289	—
Total current liabilities	2,011	1,914
Long-term debt, less current portion	6,438	6,477
Deferred income taxes	380	368
Operating lease liabilities	252	269
Other non-current liabilities	335	323
Total non-current liabilities	7,404	7,437
Total liabilities	9,415	9,351
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,313	1,282
Non-controlling interests	521	689
Shareholders’ equity	1,834	1,971
Total liabilities and shareholders’ equity	11,249	11,322

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended
	March 31,
	2022	2021
Cash flows from operating activities
Net income	117	149
Less: Income from discontinued operations, net of tax	—	11
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	74	82
Amortization of upfront license fees	51	55
Amortization	47	49
Stock-based compensation	10	4
Deferred income taxes	9	100
Debt issuance cost amortization	4	6
Loss on extinguishment of debt	—	24
Foreign exchange gain, net	(3)	(145)
Other non-cash items, net	(8)	—
Changes in operating assets and liabilities:
Trade and other receivables	(35)	(86)
Inventories	(25)	4
Accounts payable	18	115
Other assets and liabilities	(71)	(95)
Net cash provided by operating activities from continuing operations	189	251
Net cash used in operating activities from discontinued operations	—	(36)
Net cash provided by operating activities	189	215

Cash flows from investing activities
Capital expenditures	(73)	(48)
Proceeds from sale of assets	11	6
Other	1	—
Net cash used in investing activities from continuing operations	(62)	(42)
Net cash used in investing activities from discontinued operations	—	(10)
Net cash used in investing activities	(62)	(51)

Cash flows from financing activities
Net repayments of short-term borrowings	(12)	—
Net proceeds from Revolving Credit Facilities	33	432
Net receipts from financial liabilities	43	9
Principal payments on long-term debt	—	(1,387)
Payments in connection with the extinguishment of debt	—	(22)
Payments of debt issuance costs	—	(6)
Proceeds from long-term debt	—	750
Repurchases of common stock	(39)	—
Dividends paid	(41)	—
Dividends paid - non-controlling interests	(98)	(69)
Return of capital - non-controlling interests	(10)	(11)
Capital increase - non-controlling interests	—	10
Other	(7)	(5)
Net cash used in financing activities	(131)	(301)

Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(4)	(137)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(13)	(36)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	808	1,129
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	791	956
Less: Cash and cash equivalents included within assets held for sale	39	—
Less: Restricted cash and cash equivalents included within assets held for sale	67	—
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	24
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	685	932

Supplemental Cash Flow Information
Interest paid	106	166
Income taxes paid	7	4

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	March 31,	December 31,
	2022	2021
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	61
3.500% Senior Secured Euro Notes due July 2024	553	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,094	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	744	744
3.500% Senior Secured Euro Notes due June 2026	828	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	745	745
2.375% Senior Secured Euro Notes due April 2028	551	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	744	744
Senior Secured Notes	5,319	5,357

Euro Term Loan Facilities due January 2027	1,099	1,121
U.S. Dollar Revolving Credit Facility A due July 2024	19	—
Long-term debt, less current portion	6,438	6,477

Short-term borrowings	40	52
Total debt	6,477	6,529

Less: Cash and cash equivalents	600	591
Less: Cash and cash equivalents included within assets held for sale	39	—
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	6	17
Net debt	5,832	5,922

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended March 31, 2022
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Income from continuing operations						117
Provision for income taxes						65
Interest expense, net						76
Foreign exchange gain, net						(3)
Other non-operating income, net						(3)
Operating income (loss)	252	52	13	316	(64)	252
Depreciation	44	27	4	75	—	74
Amortization - service revenue (1)	51	—	—	51	—	51
Amortization - non-purchase accounting	7	2	—	9	1	9
Amortization - purchase accounting	—	—	—	—	38	38
Stock-based compensation	2	2	—	4	6	10
Adjusted EBITDA	356	81	17	454	(21)	433

Cash flows from operating activities - continuing operations						189
Capital expenditures						(73)
Free Cash Flow						115

(1) Includes amortization of upfront license fees

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended March 31, 2021
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Income from continuing operations						138
Provision for income taxes						148
Interest expense, net						94
Foreign exchange gain, net						(145)
Other non-operating expense, net						25
Operating income (loss)	337	(26)	7	318	(58)	260
Depreciation	47	32	4	83	(1)	82
Amortization - service revenue (1)	55	—	—	55	—	55
Amortization - non-purchase accounting	8	1	—	9	1	10
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	1	1	—	2	2	4
Adjusted EBITDA	447	8	10	466	(16)	450

Cash flows from operating activities - continuing operations						251
Capital expenditures						(48)
Free Cash Flow						204

(1) Includes amortization of upfront license fees